Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

February 9, 2005

Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

Dear Sirs:

We have acted as special counsel to Enbridge Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), in connection with the proposed offering by the Partnership of up to 2,506,500 Class A Common Units representing Class A limited partner interests in the Partnership (the “Units”) pursuant to the registration statement on Form S-3 (Registration No. 333-106660) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) by the Partnership on June 30, 2003, as supplemented by the Prospectus Supplement dated February 9, 2005 (as so supplemented, the “Registration Statement”).

We have been requested to furnish our opinion as to the material federal income tax consequences to an investor of acquiring Units in the offering made pursuant to the prospectus dated August 5, 2003 included within the Registration Statement. In response to such request, we confirm our concurrence in all statements as to matters of law and legal conclusions contained in the section captioned “Material Tax Consequences” beginning at page 39 of the accompanying prospectus as such opinion.

We consent to the filing of this confirmation and consent as an Exhibit to the Registration Statement.

Very truly yours,

Fulbright & Jaworski L.L.P.